Exhibit 99.3

Sundance Energy Australia Limited

28 Greenhill Road, Wayville. South Australia. 5034  ACN 112 202 883

Telephone: +61 8 8363 0388   Facsimile: +61 8 8132 0766  www.sundanceenergy.com.au

Activities Report for the Quarter Ended 30 June 2016

Highlights

Operating Results

•                  Adjusted EBITDAX was $10.3 million and $20.2 million for the quarter and six month period ended 30 June 2016, respectively.

•                  The Company produced 5,220 and 5,761 Boe/d for the quarter and six month period ended 30 June 2016, respectively.  The Company reaffirms its full year 2016 guidance of 7,000 — 7,500 Boe/d.

•                  Cash operating costs continued to decline from $14.17/Boe for the year ended 31 December 2015 to $12.29/Boe for the six month period ended 30 June 2016.

Capital Investments

•                  The Company entered into an agreement to acquire 5,050 acres in McMullen County, Texas prospective for the Eagle Ford with a final purchase price of $15.5 million. The transaction, which closed 29 July 2016, includes:

•                  Expected production of 600-700 boe/d for the remainder of 2016;

•                  Total proved reserves of 3.0 mmboe, 1.4 mmboe of which are attributed to producing wells;

•                  27 gross (9.6 net) wells, primarily operated by Sundance

•                  Development expenditures of $10.9 million for the quarter ended 30 June 2016 were substantially funded by $10.3 million of Adjusted EBITDAX.

•                  Participated in the completion of 11 gross (3.6 net) non-operated Eagle Ford wells in McMullen County that are expected to begin production in the 3rd quarter of 2016.

•                  At quarter-end, the Company was completing 3 gross (2.7 net) Sundance-operated wells in the Greater Anadarko Basin and had 9 gross (6.8 net) horizontal wells, primarily in the Eagle Ford, scheduled for completion starting in the third quarter of 2016.

•                  Subsequent to quarter-end, the Company entered into a re-fracturing partnership with Schlumberger Limited. 5 gross (4.7 net) Sundance-operated Eagle Ford wells will be re-fractured in Q3 and are expected to generate a 5-6x initial production uplift and a 40-50 percent increase in reserves for each well.

Liquidity and Capital Structure

•                  Successfully raised A$80 million in a two tranche placement, resulting in pro forma cash of US$53 million as at 30 June 2016 (inclusive of net proceeds from the second tranche of US$51 million received in mid-July).

•                  During the quarter ended 30 June 2016 the Company realized gains of $2.8 million on the settlement of commodity hedging contracts. The Company’s realised oil price was $52.04/Bbl for the quarter inclusive of realised hedging gains of $9.69/Bbl.

•                  As at 30 June 2016, the Company’s oil hedges covered a total of 1.9 million bbls through 2019 with a weighted average floor of $50.01 and ceiling of $57.93.

•                  The Company is finalizing arrangements with Nasdaq and BNY Mellon to allow its shares to begin trading on Nasdaq through a Level II American Depositary Receipt (ADR). The Company anticipates trading commencing during the third quarter of 2016.

All amounts shown in this report are unaudited.

Operating Results

		Three Months Ended		Six Months Ended
		30 June		30 June
Unaudited	Units	2016	2015	2016	2015
Production Summary, net of Royalties
Oil Production	Bbls	269,960	432,438	601,222	1,025,402
Natural Gas Production, excluding flare	Mcf	506,587	642,987	1,102,870	1,217,927
NGL Production	Bbls	72,468	78,894	156,501	149,594
Total Production, excluding flare	Boe	426,860	618,497	941,534	1,377,984
Average Daily Production, excluding flare	Boe/d	4,691	6,797	5,173	7,613
Flared Gas	Boe/d	529	746	588	943
Average Daily Production, including flare	Boe/d	5,220	7,543	5,761	8,556
Sales Revenue, net of Royalties
Oil Sales	US$000s	11,433	23,933	21,021	50,347
Natural Gas Sales	US$000s	579	1,083	1,427	2,707
NGL Sales	US$000s	951	1,423	1,768	2,058
Total Sales Revenue	US$000s	12,963	26,439	24,216	55,112
Realised Product Pricing
Oil	US$/Bbl	42.35	55.34	34.96	49.10
Effect of Hedging	US$/Bbl	9.69	4.59	11.92	4.78
Net Oil	US$/Bbl	52.04	59.93	46.88	53.88
Natural Gas	US$/Mcf	1.14	1.68	1.29	2.22
Effect of Hedging	US$/Mcf	0.34	0.16	0.44	(0.01)
Net Natural Gas	US$/Mcf	1.48	1.84	1.73	2.21
NGL	US$/Bbl	13.12	18.04	11.30	13.75
Total Average Realised Price	US$/Boe	30.37	42.75	25.72	39.99
Effect of Hedging	US$/Boe	6.53	3.38	8.13	3.69
Total Net Average Realised Price	US$/Boe	36.90	46.12	33.84	43.68

NOTE: Production & Revenue figures are presented net of royalties.

Revenue for the quarter decreased $13.5 million, or 51.0 percent, to $13.0 million compared to the same period in the prior year. Volumes declined by 2,323 Boe/d which contributed $7.2 million to the reduction in revenue. Production volumes declined primarily due to downtime related to shut-ins for offset fracs (5 gross (4.4 net) wells ) and downtime associated with pump installs on 10 gross (7 net) wells and an additional 12 wells awaiting pump installs at quarter end. No new wells were brought online during the quarter. Flared gas has decreased from 943 boe/d to during the first six months of 2015 to 529 boe/d in the second quarter of 2016. During the third quarter, the Company is completing an upgrade of its treatment facilities which will reduce flared volumes and allow the Company to sell a larger portion of its natural gas.

All amounts shown in this report are unaudited.

Period over period, realized product prices decreased $12.99 per barrel for oil and a $0.54 per Mcf for natural gas which negatively impacted revenue by $6.3 million.

For the current quarter, inclusive of the effect of hedging, the Company realised $52.04 per Bbl (13.2 percent decrease compared to the same quarter in 2015) of oil and $1.48 per Mcf (19.6 percent decrease compared to the same quarter in 2015) of natural gas, net of transportation and marketing fees.

For the quarter ended 30 June 2016, the Company produced an average of 5,220 Boe/d.

	Three Months Ended		Six Months Ended
	30 June		30 June
Unaudited (US$000s, except per BOE)	2016	2015	2016	2015
Operating Activity
Sales Revenue, net of Royalties	$12,963	$26,439	$24,216	$55,112
Lease Operating Expenses (LOE)	(2,340)	(4,830)	(5,323)	(8,758)
Production Taxes	(846)	(1,377)	(1,609)	(3,241)
Cash G&A, net of amounts capitalised	(2,074)	(3,049)	(4,639)	(6,888)
LOE/Boe:	$(5.48)	$(7.81)	$(5.65)	$(6.36)
Production taxes as a % of revenue	6.5%	5.2%	6.6%	5.9%
Cash G&A/Boe:	$(4.86)	$(4.93)	$(4.93)	$(5.00)
Adjusted EBITDAX (1)	$10,341	$19,254	$20,182	$41,283
Adjusted EBITDAX Margin (1)	79.8%	72.8%	83.3%	74.9%

(1) Adjusted EBITDAX and Adjusted EBITDAX Margin include realised gain on hedging of $2.8 million and $2.1 million for the three months ended 30 June 2016 and 2015, respectively and $7.7 million and $5.1 million for the six months ended 30 June 2016 and 2015, respectively.  Realised gain on hedging is not included in Sales Revenue.

The Company has continued to improve upon its cost structure and has reduced total cash costs per Boe (cash paid for LOE, production taxes and G&A) from $14.17/Boe for the year ended 31 December 2015 to $12.32/Boe in the second quarter of 2016. In absolute terms, total cash costs decreased $4.0 million (43.1 percent) to $5.3 million for the quarter ended 30 June 2016, compared to $9.3 million in the comparable period in the prior year.

Lease operating expenses (LOE)

LOE per BOE for the second quarter decreased to $5.48 as compared to $5.79 for the first quarter of 2016 and $6.96 for the year ended 31 December 2015. This improvement was achieved through several cost saving initiatives as well as on-going field-level improvements designed to continue to drive down LOE. Although most of these cost saving initiatives were in place for the majority of the quarter, additional electrification projects are expected to be completed during the remainder of 2016 which will further decrease LOE costs. In absolute terms, LOE decreased $2.5 million (51.6 percent) to $2.3 million for the quarter ended 30 June 2016, compared to $4.8 million in the comparable period in the prior year.

Production tax expense

Production tax expense as a percentage of revenue of 6.5 percent for the quarter ended 30 June 2016 was slightly lower than the 6.7 percent incurred for the year ended 31 December 2015.

Cash general and administrative costs (G&A)

Cash G&A per Boe decreased 25 percent to $4.86 per Boe for the quarter ended 30 June 2016 compared to the year ended 31 December 2015. The Company has implemented cost reductions to scale in its overhead cost structure to expected production levels. In absolute terms, cash G&A decreased by $1.0 million (32.0 percent) to $2.1 million for the quarter ended 30 June 2016, compared to $3.0 million in the comparable period in the prior year.

All amounts shown in this report are unaudited.

Adjusted EBITDAX

The Company achieved a higher Adjusted EBITDAX margin for the quarter (79.8 percent) as compared to the comparable quarter in the prior year (72.8 percent) despite a quarter-over-quarter revenue decline of $13.5 million. The margin improvement was driven by reductions in cash operating costs and an increase in realized gains on commodity hedging.

All amounts shown in this report are unaudited.

Exploration & Development

The Company’s exploration and development activities are focused in the Eagle Ford formation (Texas) and the Mississippian/Woodford formations in the Greater Anadarko Basin (Oklahoma). The Company’s development activities for the quarter ended 30 June 2016 are summarised below:

	PRODUCING			IN PROGRES S
GROSS WELLS	31-Mar-16	New	30-Jun-16	Waiting on Frac	Fraccing/ Production Testing	Total
Eagle Ford	66	—	66	7	11	18
Anadarko Basin	95	—	95	2	3	5
Total	161	—	161	9	14	23

	PRODUCING			IN PROGRESS
NET WELLS	31-Mar-16	New	30-Jun-16	Waiting on Frac	Fraccing/ Production Testing	Total
Eagle Ford	27.8	—	27.8	6.6	3.6	10.2
Anadarko Basin	69.7	—	69.7	0.2	2.7	2.9
Total	97.5	—	97.5	6.8	6.3	13.1

Eagle Ford

During the quarter, the Company did not bring any new wells on production in the Eagle Ford. As at 30 June 2016, the Company was participating in the completion of 11 gross (3.6 net) non-operated wells and had 7 gross (6.6 net) Sundance-operated wells waiting on completion. The Company expects 17 gross (9.2 net) wells to begin production in the 3rd quarter 2016 and 1 gross (1.0 net) well to have begin production in the 4th quarter 2016.

Eagle Ford producing wells contributed 4,528 Boe/d (87 percent) of total production during the quarter compared to 6,212 Boe/d (60 percent) during the same period in 2015. The Company operated 99.4 percent of its Eagle Ford production for the quarter.

Subsequent to quarter-end, the Company entered into a re-fracturing partnership with Schlumberger Limited. 5 gross (4.7 net) Sundance-operated Eagle Ford wells are expected to be re-fractured in the 3rd quarter 2016. The re-fracs are expected to generate a 5-6x initial production uplift for each well and a 40-50 percent increase in estimated ultimate recoverable reserves for each of those wells. Schlumberger will be paid for the re-fracs from incremental production generated by the re-fracs.

Greater Anadarko Basin

During the quarter, the Company did not bring any new wells on production in the Greater Anadarko Basin. Sundance began completing 3.0 gross (2.7) net wells late in the second quarter, of which 2 gross (1.8 net) wells are expected to have initial production in the 3rd quarter 2016. As at 30 June 2016, Sundance had an additional 2 gross (0.2 net) wells waiting on completion.

Greater Anadarko producing wells contributed 691 Boe/d (13 percent) of total production during the quarter compared to 1,329 Boe/d (18 percent) of total Boe/d produced during the same period in 2015. The Company operated 68.7 percent of its Greater Anadarko production for the quarter.

During the second quarter of 2016 the Company began to market its Greater Anadarko Basin assets for sale.

Capital Expenditures

The Company’s current quarter expenditures (accrual basis) of $10.9 million in total were funded through operating cash flow.

All amounts shown in this report are unaudited.

Liquidity and Capital Structure

Liquidity and Debt

The Company raised A$80 million in a two tranche placement (the Placement), resulting in pro forma cash of US$53 million as at 30 June 2016 (inclusive of net proceeds from the second tranche of US$51 million received in mid-July).  Proceeds from the placement will be used to accelerate development in the Eagle Ford, pursue other development opportunities and acquisitions and for general working capital needs. The Company has also announced a Share Purchase Plan (SPP) which will allow existing shareholders residing in Australia and New Zealand to acquire up to A$15,000 at the same price as the Placement (A$0.13 per share). The SPP is capped at total proceeds of A$10 million.

During the quarter, the Company received approximately US$6 million upon closing of Tranche 1 of the Placement. A portion of the funds received were used to settle $5 million of outstanding payables for $3.9 million. In addition, the Company used $1.6 million to fund the deposit for the Eagle Ford asset acquisition.

The Company is finalizing arrangements with Nasdaq and BNY Mellon to allow its shares to begin trading on Nasdaq through a Level II American Depositary Receipt (ADR). The Company anticipates trading commencing during the third quarter of 2016.

As at 30 June 2016, the Company’s revolving credit facility (RBL) with Morgan Stanley was fully drawn with $67 million outstanding and there was $125 million outstanding on the term loan.  The RBL matures in May 2020 and the term loan in November 2020. The borrowing base under the RBL was reaffirmed by Morgan Stanley during the second quarter of 2016. Key covenants include maintaining a minimum Current Ratio of 1.0, a maximum Revolver Debt to EBITDA ratio of 4.0, a minimum interest coverage ratio of 2.0 and a minimum asset coverage ratio (PV9 of proved reserves to total debt) of at least 1.25. The Company remains in compliance with all covenants and there have been no changes to the existing covenants in the Company’s credit facility.

Derivative Contracts

The Company utilizes derivative contracts to manage and protect against commodity price risk. During the quarter, Sundance realised gains of $2.8 million on the settlement of commodity hedging contracts, which covered 266,864 Bbls of oil and 510,000 Mcf of natural gas production. The Company added swaps during the quarter, covering 246,000 Bbls of oil production for the years 2017-2019, with an average price of $52.83. As at the date of this report, the following derivative contracts were in place:

	Oil Derivative Contracts			Gas Derivative Contracts
	Weighted Average			Weighted Average
Year	Units (Bbls)	Floor	Ceiling	Units (Mcf)	Floor	Ceiling
2016 (Remainder)	493,068	$50.62	$56.83	1,020,000	$2.54	$2.79
2017	738,000	$48.17	$60.04	1,320,000	$2.85	$3.20
2018	384,000	$50.63	$58.50	930,000	$3.00	$3.52
2019	264,000	$53.13	$53.13	360,000	$3.27	$4.65
Total	1,879,068	$50.01	$57.93	3,630,000	$2.84	$3.31

(1)         The Company’s outstanding derivative positions include swaps totaling 1,363,068 Bbls and 1,950,000 Mcf, which are included in the calculation of weighted average floor and ceiling value shown above.

All amounts shown in this report are unaudited.

Yours sincerely,

Sundance Energy Australia Limited

Eric McCrady
Managing Director and Chief Executive Officer

For further advice on this release, please contact:
United States	Australia
Eric McCrady	Mike Hannell
Managing Director and CEO	Chairman
Tel: 303-543-5703	Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Ltd (ASX: SEA) is an Adelaide-based, independent energy exploration Company, with a wholly owned US subsidiary, Sundance Energy, Inc., located in Colorado, USA. The Company is developing projects in the US where it is primarily focused on large, repeatable resource plays where it develops and produces oil and natural gas reserves from unconventional formations.

A comprehensive overview of the Company can be found on the Company’s website at www.sundanceenergy.com.au.

All amounts shown in this report are unaudited.

Appendix 5B

Mining exploration entity quarterly report

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 01/07/96 Origin Appendix 8 Amended 01/07/97, 01/07/98, 30/09/01, 01/06/10, 17/12/10

Name of entity

Sundance Energy Australia Limited

ABN	Quarter ended (“current quarter”)
76 112 202 883	30 June 2016

Consolidated statement of cash flows

			Year to date
		Current quarter	(6 months)
		US$’000	US$’000
Cash flows related to operating activities
1.1	Receipts from product sales and related debtors	15,697	30,727

1.2	Payments (a) exploration & evaluation	(304)	(1,025)
	(b) development	(12,848)	(19,810)
	(c) production	(1,905)	(10,524)
	(d) administration	(3,253)	(4,885)
1.3	Dividends received
1.4	Interest and other items of a similar nature received
1.5	Interest and other costs of finance paid (1)	(5,792)	(9,220)
1.6	Income taxes paid
1.7	Other (derivatives)	3,277	8,575

	Net Operating Cash Flows	(5,128)	(6,162)

	Cash flows related to investing activities
1.8	Payment for purchases of: (a) prospects (2)	(1,600)	(1,600)
	(b) equity investments
	(c) other fixed assets
1.9	Proceeds from sale of: (a) prospects
	(b) equity investments
	(c) other fixed assets
1.10	Loans to other entities
1.11	Loans repaid by other entities
1.12	Other (changes in escrow)

	Net investing cash flows	(1,600)	(1,600)
1.13	Total operating and investing cash flows (carried forward)	(6,728)	(7,762)

(1)         QTD and YTD amount represents two and three quarters of interest expense, respectively, due to timing of interest payment due dates.

(2)         The Company escrowed $1.6 million in accordance with the terms of the Eagle Ford Purchase and Sale Agreement, which closed 29 July 2016.

+ See chapter 19 for defined terms.

17/12/2010

1.13	Total operating and investing cash flows (brought forward)	(6,728)	(7,762)

	Cash flows related to financing activities
1.14	Net Proceeds from issues of shares, options, etc.	5,741	5,741
1.15	Proceeds from sale of forfeited shares
1.16	Proceeds from borrowings
1.17	Repayment of borrowings
1.18	Dividends paid
1.19	Other

	Net financing cash flows	5,741	5,741

	Net increase (decrease) in cash held	(987)	(2,021)

1.20	Cash at beginning of quarter/year to date	2,421	3,468
1.21	Exchange rate adjustments to item 1.20	40	27

1.22	Cash at end of quarter	1,474	1,474

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter US$’000

1.23	Aggregate amount of payments to the parties included in item 1.2	172

1.24	Aggregate amount of loans to the parties included in item 1.10	NIL

1.25	Explanation necessary for an understanding of the transactions

Item 1.23 includes cash payments for salaries and fees paid to directors during the quarter.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available US$’000	Amount used US$’000
3.1	Loan facilities (Revolver, Term and Accordion Term Credit Facilities)	242,000	192,000
3.2	Credit standby arrangements	NIL	NIL

Estimated cash outflows for next quarter

		US$’000
4.1	Exploration and evaluation	NIL

4.2	Development(1)	(26,100)

4.3	Production	(4,000)

4.4	Administration	(1,900)

	Total	(32,000)

(1)         Development expenditures includes development of properties that the Company acquired on 29 July 2016, but excludes the purchase price of $16.0 million.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.

		Current quarter US$’000	Previous quarter US$’000
5.1	Cash on hand and at bank	1,474	2,421

5.2	Deposits at call

5.3	Bank overdraft

5.4	Other

	Total: cash at end of quarter (item 1.22)	1,474	2,421

+ See chapter 19 for defined terms.

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Anadarko Basin	Expiration of leases in non-core areas	18,262	18,257
6.2	Interests in mining tenements acquired or increased	Eagle Ford Formation	Expiration/reassignment of leases	38,807	35,812

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	Preference +securities (description)
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions
7.3	+Ordinary securities	627,111,268	627,111,268
7.4	Changes during quarter (a) Increases through issues	62,800,000 shares issued in private placement	62,800,000 shares issued in private placement
	(b) Decreases through returns of capital, buy-backs	3,767,663 RSUs* converted to ordinary shares	3,767,663 RSUs* converted to ordinary shares
7.5	+Convertible debt securities (description)

+ See chapter 19 for defined terms.

7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted
7.7	Options & RSUs* (description and conversion factor)	Nil options 19,299,623 RSUs
7.8	Issued during quarter	Nil Options 18,365,967 RSUs
7.9	Options exercised and RSUs* converted to ordinary shares during quarter	Nil options 3,767,663 RSUs converted to ordinary shares
7.10	Expired during quarter	Nil options Nil RSUs*
7.11	Debentures (totals only)
7.12	Unsecured notes (totals only)

* RSUs - Restricted share units

+ See chapter 19 for defined terms.

Compliance statement

1                                         This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 5).

2                                         This statement does give a true and fair view of the matters disclosed.

Sign here:		Date: 29 July 2016

Managing Director and Chief Executive Officer
Print name:	Eric McCrady

Notes

1                                         The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2                                         The “Nature of interest” (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3                                         Issued and quoted securities: The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4                                         The definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report.

5                                         Accounting Standards ASX will accept, for example, the use of International Financial Reporting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.